LONG ISLAND PHYSICIAN HOLDINGS CORPORATION
                     One Huntington Quadrangle, Suite 4C-01
                            Melville, New York 11747

                                                           October 13, 2005


Securities and Exchange Commission
Washington, DC 20549
Attn: James B. Rosenberg,
      Senior Assistant Chief Accountant

Re:   Long Island Physicians Holdings Corporation
      Form 10K for Fiscal Year Ended December 31, 2004
      Filed September 23, 1005
      File No. 000-27654

Dear Mr. Rosenberg:

Below is the response of Long Island Physicians Holdings Corporation (the "Company") to the matters raised in your letter of September 29, 2005 regarding the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (the "10-K").

Contingent Reserve Requirement, page F-11

1. We noted that you did not meet the contingent reserve fund requirements of $6.7 million at December 31, 2004. Please provide us, in disclosure type format, the consequences to your operations, cash flows and financial position that arise from not meeting this requirement.

The New York State Insurance Department ("NYSID") and the New York State Department of Health ("DOH") together require health maintenance organizations ("HMOs"), including MDNY Healthcare, Inc., the Company's majority-owned subsidiary ("MDNY"), and other managed care organizations subject to Article 44 of the New York Public Health Law to meet reserve and capitalization requirements defined by Part 98 of the DOH's Rules and Regulations.

These requirements are described in Note 5 to the Financial Statements included in the 10-K, under the captions "Escrow Deposit Reserve Requirement" and "Contingent Reserve Requirement." These requirements, and related quarterly and annual reporting requirements, are intended, among other things, to ensure that NYSID and DOH would be notified in advance if an HMO is facing financial difficulty, and that the HMO would have funds available to pay providers if it ceased operations or became insolvent.
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Securities and Exchange Commission
Page 2


MDNY's failure to meet the contingent reserve fund requirement could cause NYSID and DOH to require more frequent reporting and, if necessary, require MDNY to develop for approval a corrective action plan to cure the impairment. However, should NYSID and DOH determine that MDNY is insolvent, they could issue a Notice of Termination and direct MDNY to perform an orderly shutdown.

Form 10Q for Quarters ended March 31, 2005 and June 30, 2005

2. Please tell us when you intend to file these Forms 10-Q that are currently delinquent.

The Company currently intends to file on or about November 15, 2005 Form10Q's for the quarters ended March 31, 2005 and June 30, 2005.

The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Concetta Pryor, the Company's Chief Financial Officer, directly (631-454-1900 ext. 224) with any questions or comments relating to the foregoing.

                                     Sincerely,

                                     LONG ISLAND PHYSICIANS HOLDINGS CORPORATION


                                     By: /s/ Paul T. Kolker
                                         ---------------------------------
                                         Paul T. Kolker, President